Exhibit (g)(3)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                       IN AND FOR NEW CASTLE COUNTRY

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CHARTER CAPITAL CORP.,
                                                 :

                                     Plaintiff,  :   CIVIL ACTION NO. 16085-NC

                  v.                             :

RICHARD A. MANOOGIAN, HERBERT                    :
S. AMSTER, EUGENE A. GARGARO,
JR., JOHN A. MORGAN, BRIAN P.                    :
CAMPBELL, HELMUT F. STERN,
MASCOTECH, INC., and TRIMAS                      :
CORPORATION
                                     Defendants. :
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                          CLASS ACTION COMPLAINT
                          ----------------------

      Plaintiff, by its attorneys, for its Complaint alleges, upon information and belief, except as to the allegations contained in paragraph 2, which plaintiff alleges upon knowledge, as follows:

                             NATURE OF ACTION
                             ----------------

      1. Plaintiff brings this class action on behalf of itself and all other shareholders of defendant Trimas Corporation ("Trimas" or the "Company") similarly situated (the "Class") to enjoin defendants from effectuating an unfair tender offer by Mascotech, Inc. ("Mascotech"), which along with related parties owns or controls approximately 45% of Trimas' total shares outstanding as well as a majority of the Board of directors (the "Board"), designed to force the sale in a tender offer the public minority shareholders' equity interest in Trimas at a grossly inadequate and unfair price of $34.50 per common share. As set forth below, pursuant to the proposed tender offer, Mascotech will acquire the remaining equity interest in the Company. Moreover, the tender offer proposal is manifestly unfair as it is substantially below the fair market value of the Company on a private market basis and/or as a multiple of said value.

                                  PARTIES
                                  -------

      2. Plaintiff Charter Capital Corp. at all relevant times owned shares of Trimas common stock.

      3. Defendant Trimas is a Delaware corporation with its principal executive offices located at 315 East Eisenhower Parkway, Ann Arbor, Michigan 48108. Trimas manufactures industrial container closures, specialty dispensing products, pressurized gas cylinders and other products.

      4. Mascotech manufactures custom engineered industrial products for the transportation, architectural, energy and defense industries. As of March 31, 1997, Mascotech and related entities owned or controlled approximately 16.8 million shares of Trimas common stock, or 41.2% of the total shares outstanding.

      5. At all relevant times herein, defendant Richard Manoogian ("Manoogian") was Chairman of the Board and Chief Executive of: Trimas, Mascotech and Masco, which spun-off Mascotech to Masco shareholders in July 1984. As of March 31, 1997, Manoogian owned or controlled 1,801,852 shares of Trimas common stock, or 4.4% of the total common shares outstanding, and 78 million shares of Mascotech common stock, or 12% of the total Mascotech common shares outstanding.

      6. At all relevant times herein, defendant Eugene A. Gargaro, Jr. ("Gargaro") was a member of the Board, as well as a member of the Boards of Mascotech and Masco as of March 31, 1997, Gargaro owned or controlled 101,876 shares of Trimas common stock and 652,920 shares of Mascotech common stock, or 2% of the total common shares outstanding.

      7. At all relevant times herein, Defendant Brian P. Campbell ("Campbell") was President of Trimas and a member of the Board. As of March 31, 1997, Campbell owned or controlled 1,414,753 shares of Trimas common stock, or 4.4% of the total common shares outstanding.

      8. At all relevant times herein, the following Individual Defendants were also members of the Board of Trimas and/or committees thereof as follows:

            (a) Defendant John A. Morgan ("Morgan") was a member of the Board, as well as a member of the Boards of Mascotech and Masco.

            (b)  Defendant Helmut F. Stern ("Stern") was a member of the
Board.

            (c) Defendant Herbert S. Amster ("Amster") was a member of the Board.

      9. By virtue of their positions as directors and/or senior executive officers of Trimas and their exercise of control over its business and corporate affairs, defendants Manoogian, Gargaro, Campbell, Morgan, Stern and Amster (collectively the "Individual Defendants") had, and at all relevant times, the power to control and influence, and did control and influence, and cause Trimas to engage in the practices complained of herein. Each Individual Defendant owes Trimas and its public stockholders fiduciary obligations and is required to: use his ability to control and manage Trimas in a fair, just and equitable manner; maximize shareholder value; act in furtherance of the best interests of Trimas and its public stockholders; govern Trimas in such a manner as to heed the expressed views of its public shareholders; refrain from abusing his or her position of control; provide full disclosure to the public shareholders; and not favor his or her own or any other party's interests at the expense of Trimas and its public shareholders.

      10. At all relevant times herein, Mascotech and related entities owned and controlled approximately 45 percent of the total outstanding shares of Trimas common stock. Said defendants have failed to discharge their fiduciary duties to plaintiff and the other members of the Class because of the domination and control that it exercises over the affairs of Trimas, along with its representation on the Company's six member Board.
As a result of this domination and control, said defendants have decided to sell to the remaining outstanding shares of Trimas at a grossly inadequate price to the detriment of the other public shareholders.

                         CLASS ACTION ALLEGATIONS
                         ------------------------

      11. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, for declaratory, injunctive and other relief on its own behalf and as a class action, on behalf of all public stockholders of Trimas (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are being deprived of their equity interest in Trimas and the opportunity to maximize the value of their Trimas shares by the wrongful acts of the defendants described herein.

      12. This action is properly maintainable as a class action for the following reasons:

            (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of October 31, 1997, Trimas had approximately 41,326,047 shares of common stock duly issued and outstanding, which traded on the New York Stock Exchange, and were owned by thousands of shareholders. Members of the Class are scattered throughout the United States.

            (b) There are questions of law and fact that are common to the members of the Class and that predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                  (i) whether the defendants have engaged in conduct
            constituting unfair dealing to the detriment of the public stockholders of Trimas;

                  (ii) whether the proposed acquisition proposal by
            Mascotech of $34.50 per common share is unfair to the public stockholders of Trimas because it does not constitute a fair price for the shares of the Company; and

                  (iii) whether the defendants have breached their
            fiduciary and common law duties owed by them to plaintiff and the other members of the Class.

      (c) The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

      (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

      (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, and that would establish incompatible standards of conduct for the party opposing the Class.

      (f) Defendants have acted, and are about to act, on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

      (g) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                               CLAIM FOR RELIEF
                               ----------------

      13. Trimas is a diversified proprietary products company with leadership positions in commercial, industrial and consumer niche markets. Trimas' operating businesses manufacture industrial container closures, specialty dispensing and packaging products, pressurized gas cylinders, speciality industrial gaskets, towing systems products, specialty fasteners, specialty products for fiberglass insulation, specialty tapes and precision cutting tools.

      14. On July 30, 1997, the Company reported "record" for its second quarter 1997 fiscal results. Results were better than expected, with reported revenue increasing by 14.1% to $182.8 million, and net income up 21% to $21.6 million, or $.48 per share. In announcing these results, the Company stated:

            Based on the Company's expectation of continuing modest economic improvement, ongoing operating efficiencies, market share initiatives and new product introductions, as well as contributions from companies acquired in 1996, management believes that Trimas should achieve record sales and earnings in 1997.

      15. In anticipation of Trimas' outstanding second quarter results, the investment banking firm of Lehman Brothers, Inc. ("Lehman") issued a report with an "outperform" recommendation on the Company's stock. The report took notice of the Company's "healthy end markets" and a "pickup in EPS [earnings per share] momentum". The report went on to state:

            Looking forward, we believe that a pickup in EPS momentum is coming at Trimas, along with a renewal of acquisition activity....  It appears that other investors agree with this view: the shares are up 24% year to date (through June 25), outperforming the brisk 21% mark set by the S&P Industrials.
            We rate Trimas shares 2 Outperform, based on their superior EPS growth history and the outlook for improved EPS momentum over the next three to five years....  From 1998 to 1994, compound annual EPS growth at Trimas was 22%, with a fair amount of that growth driven by acquisitions. However, with the absence of acquisition activity in 1994 and 1995, growth rates slowed to 10%, and the shares pulled back in 1994 and 1995. At current prices, we think the shares are an attractive investment for long-term investors (emphasis added).

      16. On November 3, 1997, the Company continued its string of achieving "record" results, by reporting its results for its third quarter of 1997 ended September 30, 1997. According to the Company, revenue increased 13% to 168.6 million, with net income increasing 21% to $17.4 million, or $42 per share. Once again, the Company informed investors that Trimas should achieve "record sales and earnings in 1997."

      17. On December 11, 1997, the Company and Mascotech jointly announced that they had executed a definitive merger agreement pursuant to which Mascotech will purchase for $34.50 per share in cash all outstanding shares of Trimas not already owned by Mascotech, for an aggregate of approximately $900 million. The merger agreement provides that Mascotech will commence a tender offer within five business days. The merger agreement was approved by the Board of Directors of Trimas and Mascotech following, in each case, the unanimous recommendation of the merger to the Board of each company by a "special committee" of alleged independent Directors of each respective company.

      18. Because Mascotech has an overwhelming controlling interest in the Company's outstanding stock, no third party will likely bid for Trimas. Moreover, none of the directors of Trimas, all of whom are members of, affiliated with or beholden to Mascotech, can meaningfully consider the proposed tender offer or engage in the equivalent of arm's-length bargaining with Mascotech. Mascotech will be able to proceed with the tender offer without an auction or other type of market check to maximize value for Trimas' public shareholders. Moreover, by virtue of its control and domination of Trimas, Mascotech has unique knowledge of the Company and has access to information denied or unavailable to the public.

      19. Mascotech timed the announcement of the tender offer to place an artificial lid or cap on the market price for Trimas' common stock to enable them to acquire the minority stock at the lowest possible price.

      20. In view of Mascotech's control of Trimas, it is unfair and in violation of defendants' fiduciary duties to consummate the tender offer without first obtaining a recommendation and input by a truly independent representative of the public stockholders or obtaining the majority approval of the public stockholders.

      21. By virtue of the acts and conduct alleged herein, the defendants are carrying out a preconceived plan whereby Mascotech will acquire the minority public shares of Trimas pursuant to a price that is grossly inadequate and intrinsically unfair to Trimas public shareholders, is substantially below true value and is a product of defendants' conflicts of interest. As a result, the public common stockholders of Trimas will be wrongfully deprived of their valuable investment in the Company and all of its present and continuing profitability and will receive, in return for their investment, grossly inadequate consideration.

     22. The proposed tender offer constitutes an improper and unlawful attempt by the defendants to cash-out unfairly the minority public shareholders of Trimas.

     23. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will succeed in consummating an unfair tender offer by virtue of the unfair dealing complained of herein, all to the irreparable harm of the Class.

     24. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and relief in his favor of the Class and against defendants, as follows:

     A. Declaring that this action be certified as a proper class action and certifying plaintiff as a class representative;

     B. Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the class;

     C. Preliminary and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed tender offer that will irreparably harm plaintiff and the Class;

     D. In the event the tender offer is consummated, rescinding it and setting it aside and/or granting rescissory damages;

     E. Awarding compensatory damages in an amount to be determined upon the proof submitted to the Court.

     F.  Awarding the costs and disbursements of this action;

     G.  Awarding plaintiff counsel fees; and

     H. Awarding such other and further relief which the Court may deem just and proper.

Dated:  December 11, 1997

                                             ROSENTHAL MONHAIT GROSS &
                                               GODDESS, P.A.


                                             By: /s/ Norman M. Monhait
                                                 -----------------------------
                                                 Norman Monhait
                                                 1401 Mellon Bank Center
                                                 919 Market Street
                                                 Wilmington, DE 19801
                                                 (302) 656-4433
OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
   & GROSSMANN LLP
Vincent R. Cappucci
1285 Avenue of the Americas
New York, New York 10019
(212) 554-1400